UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM AW

Amendment to Registration Statement
on Form SB-2 File No. 333 - 132298

Advaxis, Inc.
(Name of small business issuer in our charter)

Colorado (State or other jurisdiction of incorporation or organization)	2836 (Primary Standard Industrial Classification Code Number)	841521955 (I.R.S. Employer Identification No.)

Technology Center of New Jersey
675 Route 1
Suite 119
North Brunswick, NJ 08902
(Address, including zip code, and telephone number, including area code, of registrant’s principal place of business)

___________________________

Mr. Roni Appel, Chief Executive Officer

Technology Center of New Jersey
675 Route 1
Suite 119
North Brunswick, NJ 08902
(Name, address, including zip code, and telephone number, including area code, of registrant’s agent for service)
___________________________

Copies to:

Gary A. Schonwald, Esq.
Reitler Brown & Rosenblatt LLC
800 Third Avenue
21st Floor
New York, New York 10022
(212) 209-3050 / (212) 371-5500 (Telecopy)

Advaxis, Inc.,
Technology Center of New Jersey
675 Route 1, Suite 119
North Brunswick, NJ 08902

April 19, 2006

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington DC 20549

Ladies and Gentlemen:

Advaxis, Inc., respectfully requests the withdrawal of the Amendment to its Registration Statement on Form SB-2, file No. 333-132298 filed on April 13, 2006. The Amendment was intended to be a pre-effective Amendment but has been recorded as a Post-Effective Amendment. It will be refiled as Pre-Effective Amendment No.1

Very truly yours

/s/ Roni Appel
Roni Appel
Chief Executive Officer